June 6, 2006

Mail Stop 4561

Mr. Takashi Morimura
Chief Executive Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302

       RE: **UnionBanCal Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2005
                File No. 1-15081

Dear Mr. Morimura:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joyce Sweeney
                    Accounting Branch Chief